CELLECTAR BIOSCIENCES, INC.

3301 Agriculture Drive

Madison, WI 53716

July 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Cellectar Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-225675

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (Registration No. 333-225675), as amended, be accelerated so that the Registration Statement will become effective at 4:15 p.m. on July 26, 2018, or as soon as practicable thereafter.

The cooperation of the staff in meeting our request is very much appreciated. If you have any questions or comments, please contact Gregory J. Lynch of Michael Best & Friedrich LLP at (608) 283-2240 or gjlynch@michaelbest.com or Joshua B. Erekson of Michael Best & Friedrich LLP at (801) 833-0505 or jberekson@michaelbest.com. Thank you for your assistance with these matters.

Very truly yours,

CELLECTAR BIOSCIENCES, INC.

By:	/s/ Brian Posner
Brian Posner, Vice President and Chief Financial Officer

cc:	James V. Caruso Gregory J. Lynch Joshua B. Erekson